August 5, 2019

Lauren Silvernail
Chief Financial Officer
Evolus, Inc.
520 Newport Center Drive
Suite 1200
Newport Beach, CA
92660

       Re: Evolus, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 20, 2019
           File No. 001-38381

Dear Ms. Silvernail:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 15. Exhibits, Financial Statement Schedules, page 134

1.    Please amend your filing to provide new certifications filed as Exhibits
31.1 and 31.2 to
      conform exactly to that provided in Item 601(b)(31) of Regulation S-K as it relates to internal controls over financial reporting (ICFR). In this regard, the introductory sentence in paragraph 4 should refer to ICFR as defined in the Exchange Act and certification 4(b) should discuss your obligations related to ICFR. Similarly, please amend the 10-Q for the quarterly period ended March 31, 2019.
 Lauren Silvernail
FirstName LastNameLauren Silvernail
Evolus, Inc.
Comapany2019
August 5, NameEvolus, Inc.
Page 2
August 5, 2019 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rolf Sundwall at 202-551-3105 or Christine Torney at 202-551-3652
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance